XY 3/8

So 3/5/02

**



02006276

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III



SEC MAIL PROCESSING SECTION
RECEIVED
MAR 0 1 2002
WASH, D.C.
365

SEC FILE NUMBER
8- 52065

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ATON SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12 EAST 41ST STREET, 7TH FLOOR
(No. and Street)

NEW YORK, (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT LOWE 212/481-5270
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers
(Name — if individual, state last, first, middle name)

1177 AVENUE OF THE AMERICAS (Address) NEW YORK (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- X Certified Public Accountant
- Public Accountant
- Accountant not resident in United States or any of its possessions.

P

PROCESSED
MAR 1 2 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

03/11/02 SS

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ROBERT LOWE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ATON SECURITIES, INC., as of DECEMBER 31ST, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

VICE PRESIDENT / PRINCIPAL

Title

Notary Public

ROBERT H. MORSE
NOTARY PUBLIC, STATE OF NEW YORK
NO. 31-4720209
QUALIFIED IN NEW YORK COUNTY
COMMISSION EXPIRES OCTOBER 31, 2001

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Aton Securities, Inc.

Statement of Financial Condition
December 31, 2001

This report is available for public inspection in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

Report of Independent Accountants

To the Board of Directors and Shareholder of
Aton Securities, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Aton Securities, Inc. at December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 27, 2002

Aton Securities, Inc.
Statement of Financial Condition
As of December 31, 2001

Assets	
Cash and cash equivalents	$ 462,283
Due from clearing broker	509,173
Office equipment, at cost, less accumulated depreciation of $2,804	3,528
Other assets	3,810
Total assets	$ 978,794
Liabilities and Shareholder's Equity	
Interest payable	24,658
Accounts payable and accrued expenses	5,147
	29,805
Liabilities subordinated to claim of general creditors	600,000
Common stock, $.01 par value; 100 shares authorized, issued and outstanding	1
Additional paid in capital	1,199,999
Accumulated deficit	(851,011)
	348,989
Total liabilities and shareholder's equity	$ 978,794

The accompanying notes are an integral part of this statement of financial condition.

1. **Summary of Significant Accounting Policies**

Description of business
Aton Securities, Inc. ("Aton" or the "Company") is a registered broker and dealer and a member of the National Association of Securities Dealers (NASD). The Company is a subsidiary of Aton C.I.S. Advisors, Ltd. of Nicosia, Cyprus, which is in turn a subsidiary of Aton Financial Holdings, a privately held enterprise also based in Nicosia, Cyprus. The Company was established to engage in brokerage activity, on behalf of its customers, in U.S. corporate securities and American Depository Receipts of Russian companies.

Use of estimates
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and the disclosure of contingencies in the financial statements. Actual results could differ from the estimates included in the financial statements.

Office equipment
Depreciation of office equipment is computed on a straight-line basis using an estimated useful life of three years.

Cash and cash equivalents
Financial instruments which are readily convertible into cash and have a maturity date of three months or less at date of acquisition are considered to be cash equivalents.

Due from clearing broker
Due from clearing broker represents cash deposits and income earned on such cash.

2. **Income Taxes**

The Company files a federal, New York State and New York City tax return.

The Company recognizes deferred and current tax benefits and provisions, and the related tax assets and liabilities in accordance with Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes."

3. **Financial Instruments with Off-Balance-Sheet Risk and Concentrations of Credit Risk**

The clearing and depository operations for the Company's customer's securities transactions are performed by its clearing broker pursuant to a clearance agreement. At December 31, 2001, due from clearing broker on the Statement of Financial Condition are deposits with and commissions due from this clearing broker, who is a member of a nationally recognized exchange. The Company consistently monitors the credit worthiness of the clearing broker to mitigate the Company's exposure to credit risk.

4. **Liabilities Subordinated to the Claims of General Creditors**

The Company's subordinated liability at December 31, 2001 consists of a subordinated note from Aton C.I.S. Advisors, Ltd. The loan bears interest at 6% and is due on April 30, 2002.

The subordinated note is covered by an agreement approved by the National Association of Securities Dealers Regulation and is available in computing regulatory net capital. To the extent

such borrowings are required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

5. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule") which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company is required to maintain net capital in accordance with the greater of $50,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2001, the Company had net capital of $936,903 which was $886,903 in excess of its required capital of $50,000.